UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Marchex, Inc.
(Name of Issuer)

Class B common stock, par value $0.01 per share
(Title of Class of Securities)

56624R108
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,904,600

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,904,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,904,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.04%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,904,600

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,904,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,904,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.04%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	56624R108

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Class B common stock, par value $0.01 (the "Class B Common Stock"), of Marchex, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 520 Pike Street, Suite 2000, Seattle, Washington 98101.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Class B Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Class B Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor.  The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Class B Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $7,358,976.  The Class B Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 1,904,600 shares of Class B Common Stock, constituting 5.04% of the shares of Class B Common Stock, based upon 37,828,200 shares of Class B Common Stock outstanding as of May 4, 2016, as set forth in the Quarterly Report on 10-Q for the quarterly period ended March 31, 2016 filed by the Issuer on May 6, 2016.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 1,904,600 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 1,904,600 shares of Class B Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 1,904,600 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 1,904,600 shares of Class B Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Class B Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2016
(Date)

Edenbrook Capital, LLC

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin

/s/ Jonathan Brolin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated May 24, 2016, relating to the Class B Common Stock, par value $0.01 of Marchex, Inc. shall be filed on behalf of the undersigned.

May 24, 2016
(Date)

Edenbrook Capital, LLC

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin

/s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price per Share
03/28/16	Class B Common	2,473		4.3175
03/29/16	Class B Common	3,000		4.3175
04/04/16	Class B Common	1,300		4.3722
04/04/16	Class B Common	50,000		4.3774
04/04/16	Class B Common	400		4.3875
04/05/16	Class B Common	7,094		4.3493
04/05/16	Class B Common	25,000		4.3704
04/05/16	Class B Common	600		4.3317
04/06/16	Class B Common	601		4.3550
04/07/16	Class B Common	6,322		4.3595
04/08/16	Class B Common	1,200		4.3683
04/11/16	Class B Common	2,200		4.3261
04/11/16	Class B Common	4,500		4.3363
04/12/16	Class B Common	14,906		4.3079
04/12/16	Class B Common	11,362		4.3204
04/12/16	Class B Common	1,891		4.3111
04/13/16	Class B Common	13,000		4.3208
04/13/16	Class B Common	2,900		4.2922
04/13/16	Class B Common	13,586		4.2783
04/14/16	Class B Common	304		4.3093
04/15/16	Class B Common	200		4.3250
04/18/16	Class B Common	3,958		4.2775
04/19/16	Class B Common	3,353		4.2693
04/20/16	Class B Common	21,227		4.2638
04/21/16	Class B Common	13,172		4.2634
04/22/16	Class B Common	2,425		4.2675
04/25/16	Class B Common	41,775		4.2587
04/26/16	Class B Common	10,300		4.2643
04/27/16	Class B Common	5,000		4.2660
04/27/16	Class B Common	4,198		4.2475
04/29/16	Class B Common	10,000		4.2595
04/29/16	Class B Common	2,384		4.2475
05/02/16	Class B Common	500		4.2670
05/02/16	Class B Common	3,118		4.2406
05/03/16	Class B Common	5,980		4.2120
05/03/16	Class B Common	15,000		4.2307
05/03/16	Class B Common	5,700		4.2120
05/04/16	Class B Common	24,164		4.1536

05/04/16	Class B Common	14,875	4.1528
05/04/16	Class B Common	6,374	4.1537
05/04/16	Class B Common	10,356	4.1536
05/05/16	Class B Common	200	3.9750
05/05/16	Class B Common	18,515	4.1078
05/06/16	Class B Common	11,985	3.9153
05/06/16	Class B Common	805	3.9274
05/09/16	Class B Common	1,046	3.8411
05/09/16	Class B Common	9,000	3.8803
05/10/16	Class B Common	836	3.8179
05/11/16	Class B Common	3,833	3.7931
05/12/16	Class B Common	20,520	3.7379
05/12/16	Class B Common	7,980	3.7387
05/12/16	Class B Common	10,464	3.7630
05/13/16	Class B Common	3,600	3.6503
05/13/16	Class B Common	1,400	3.6546
05/13/16	Class B Common	9,817	3.7072
05/17/16	Class B Common	11,000	3.5069
05/18/16	Class B Common	11,000	3.2612
05/18/16	Class B Common	20,500	3.2664
05/18/16	Class B Common	29,600	3.2703
05/18/16	Class B Common	10,400	3.2710
05/18/16	Class B Common	2,200	3.8494
05/18/16	Class B Common	7,500	3.9528
05/19/16	Class B Common	1,638	3.2472
05/19/16	Class B Common	51,000	3.2602
05/19/16	Class B Common	9,000	3.2611
05/20/16	Class B Common	113,515	3.3194
05/20/16	Class B Common	41,985	3.3195
05/23/16	Class B Common	15,000	3.2999
05/23/16	Class B Common	161,401	3.3000